FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of September 4, 2002

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House
The Hyde
London NW9 6EW
England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F           Form 40-F

Signet Group plc
(LSE: SIG and Nasdaq NMS: SIGY)
Unaudited Interim Results
For 26 weeks ended 3 August 2002

Embargoed until 12.00 noon (BST)	4 September 2002

SIGNET ANNOUNCES STRONG FIRST HALF RESULTS

Group profit before tax: £47.5m (2001/02: £40.2m)	up 18%

Earnings per share: 1.8p (2001/02: 1.6p)	up 13%

Group sales: £682.8m (2001/02: £629.7m)	up 8%

Group like for like sales	up 7%

Interim dividend per share: 0.310p (2001/02: 0.289p)	up 7%

Terry Burman, Group Chief Executive, commented:

“The significant advance in first half results demonstrates the competitive strengths of the Group. The US business again outperformed the industry and gained further market share. The UK business performed well, with a particularly strong contribution from Ernest Jones.

Looking ahead, the Group remains focused on implementing its proven growth strategy while maintaining the strength of the balance sheet. Our businesses on both sides of the Atlantic are well positioned to compete and, while the important fourth quarter lies ahead, the Board takes encouragement from the strong first half performance.”

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520

Mike Smith, Brunswick	+44 (0) 20 7404 5959
Tim Grey, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,643 speciality retail jewellery stores at 3 August 2002; these included 1,037 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 606 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com

SIGNET GROUP plc

Interim Results Statement

GROUP

In the 26 weeks to 3 August 2002 Group profit before tax rose by 18.2% to £47.5 million (H1 2001/02: £40.2 million). Earnings per share increased by 12.5% to 1.8p (H1 2001/02: 1.6p) reflecting an anticipated rise in the effective tax rate. Total sales advanced by 8.4% to £682.8 million (H1 2001/02: £629.7 million), the like for like increase being 7.0%. Group operating profit increased by 12.8% to £56.5 million (H1 2001/02: £50.1 million). At a constant exchange rate profit before tax increased by 20.6%, total sales by 10.1% and operating profit by 15.1%.

Continued strengthening in key areas of the Group’s operations contributed to the improvement in overall results. In the US, consumers responded positively to the new marketing and merchandising programmes and like for like sales were up by 6.7%. The division again outperformed the competition and gained further market share. UK like for like sales rose by 7.7%, a strong result at the upper end of retail sector performance. Diamonds, together with fashion and luxury watches, performed particularly well, reflecting the success of the strategy to increase market penetration in these categories.

The Board has declared an interim dividend of 0.310p per ordinary share (H1 2001/02: 0.289p).

OPERATING REVIEW

US (73% of Group sales)
US operating profit rose by 7.7% to £51.8 million (H1 2001/02: £48.1 million). Sales rose by 7.8% to £499.1 million (H1 2001/02: £462.9 million), the like for like increase being 6.7%. At a constant exchange rate US sales increased by 10.1% and operating profit by 10.0%. As anticipated, gross margin for the six months eased slightly reflecting planned changes in the sales mix. Operating margin was unchanged at 10.4%, the sales volume leverage of fixed costs being offset by the impact of the lower margin earned on Jared sales during the development phase of this concept. Bad debt charges decreased to 2.7% (H1 2001/02: 3.1%) of total sales, this being broadly in line with the average of the previous five years.

The tightened real estate criteria implemented last year continued to be applied. During the period there were 21 mall store openings and 14 closures. It is expected that 17 mall stores will be opened in the second half and nine closed. 51 mall stores were refurbished or relocated in the first half, with a further 41 scheduled for the second half. Five new Jared destination superstores were opened in the period, with a further seven planned for the second half. The like for like sales performance of the Jared stores continues to exceed that of the US business as a whole. It is expected that approximately 6% will have been added to total US selling space by the end of the current year and that the store complement will consist of 985 mall stores and 67 Jared stores.

Operating costs and inventory levels remain under close control. The bridal and diamond categories again performed well. Exclusive merchandise programmes, such as the Leo diamond, continue to be successfully developed. Marketing activity in the first half benefited from lower TV advertising costs, improved execution and new initiatives. For the Christmas period a further shift to television and

SIGNET GROUP plc

radio advertising is anticipated, an increase of over 10% in broadcast advertising impressions being planned. The testing of television commercials for Jared is being expanded to ten markets. It is expected that the overall advertising cost to sales ratio will be broadly maintained at the same level as last year.

UK (27% of Group sales)
UK operating profit rose by 57.4% to £7.4 million (H1 2001/02: £4.7 million). Sales increased by 10.2% to £183.7 million (H1 2001/02: £166.8 million). The like for like increase was 7.7%, although slight moderation in the pace of growth was evident in the last two months of the period. H.Samuel (16% of Group sales) and Ernest Jones (11% of Group sales) achieved like for like sales increases of 4.2% and 13.3% respectively. Gross margin was similar to last year's level and the operating margin increased to 4.0% (H1 2001/02: 2.8%) reflecting improved store productivity.

The focus on diamonds, together with fashion and luxury watches, continued. The proportion of diamonds in the sales mix was up by more than one percentage point on the first half of last year. The average selling price in H.Samuel increased by 10.2% and by 13.5% in Ernest Jones. In the second half the testing of tactical radio advertising will be expanded and a test of television advertising for H.Samuel will also take place. It is planned to refurbish or relocate some 30 H.Samuel and 17 Ernest Jones stores this year. The year should also see the opening of a further four H.Samuel and eight Ernest Jones stores, which, net of ten store closures, will bring the total up to 416 H.Samuel and 192 Ernest Jones stores at the year end.

Group costs, net interest and taxation
Group central costs were unchanged at £2.7 million. Net interest payable fell to £9.0 million (H1 2001/02: £9.9 million), primarily as a result of the lower level of net debt. The tax charge was £16.9 million (H1 2001/02: £13.9 million), reflecting an anticipated increase in the effective tax rate from 34.6% to 35.5%.

Net debt
Net debt at 3 August 2002 was £193.7 million (28 July 2001: £272.7 million; £248.4 million at a constant exchange rate). Group gearing (that is the ratio of net debt to shareholders' funds) at 3 August 2002 was 29.7% (28 July 2001: 45.6%). Since the beginning of this financial year net debt has decreased by £8.0 million, but at a constant exchange rate increased by £10.6 million (H1 2001/02: increase £36.4 million). Total fixed capital expenditure in the current year is expected to be circa £65 million (2001/02: £60.7 million).

PROSPECTS

In the US the trading environment has improved since last year, although the outlook remains somewhat uncertain. In the UK market conditions during the first half remained favourable, but it is generally anticipated that growth in consumer expenditure is likely to moderate.

The Group remains focused on implementing its proven growth strategy while maintaining the strength of the balance sheet. Our businesses on both sides of the Atlantic are well positioned to compete and, although the important fourth quarter lies ahead, the Board takes encouragement from the strong first half performance.

SIGNET GROUP plc

There will be an analysts’ presentation at 2.30 p.m. London time today (9.30 a.m. New York time). For all interested parties there will be a simultaneous webcast available at www.signetgroupplc.com and a live conference call. The details for the conference call are:

European dial-in:	+44 (0) 20 8240 8243	Password “Signet”
Replay:	+44 (0) 20 8288 4459	Access code: 791772
US dial-in:	+1 303 713 7888	Password “Signet”
Replay:	+1 703 736 7336	Access code: 791772

This release includes certain forward-looking information that is based upon management’s beliefs as well as on assumptions made by, and data currently available to, management. This information, which has been, or in the future may be, included in reliance on the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company’s filings with the U.S. Securities and Exchange Commission, including its 2001/02 Annual Report on Form 20-F filed with the Commission on May 16, 2002. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

The interim report will be posted to shareholders on or around 20 September 2002. Copies of the interim report may be obtained from the Company Secretary, Zenith House, The Hyde, London NW9 6EW.

The third quarter sales for the 13 weeks ending 2 November 2002 are expected to be announced on Thursday 7 November 2002.

SIGNET GROUP plc

Unaudited interim consolidated profit and loss account
for the periods ended 3 August 2002

		13 weeks ended 3 August 2002		13 weeks ended 28 July 2001		26 weeks ended 3 August 2002		26 weeks ended 28 July 2001		53 weeks ended 2 February 2002

	Notes	£m		£m		£m		£m		£m

Sales	2,3	328.0		317.2		682.8		629.7		1,578.1

Operating profit	3	28.0		27.1		56.5		50.1		200.7
Net interest payable and similar charges		(4.4)		(4.8)		(9.0)		(9.9)		(17.9)

Profit on ordinary activities before taxation		23.6		22.3		47.5		40.2		182.8
Tax on profit on ordinary activities	4	(8.4)		(7.7)		(16.9)		(13.9)		(63.1)

Profit for the financial period		15.2		14.6		30.6		26.3		119.7
Dividends	6	(5.3)		(4.9)		(5.3)		(4.9)		(30.5)

Retained profit attributable to ordinary shareholders		9.9		9.7		25.3		21.4		89.2

Earnings per 0.5p ordinary share
– basic	7	0.9	p	0.9	p	1.8	p	1.6	p	7.1	p
– diluted		0.9	p	0.8	p	1.8	p	1.5	p	7.0	p

All of the above relates to continuing activities.

SIGNET GROUP plc

Unaudited consolidated balance sheet
at 3 August 2002

		3 August 2002	28 July 2001	2 February 2002
			as restated (1)

	Notes	£m	£m	£m

Fixed assets
Intangible assets		21.3	24.6	24.2
Tangible assets		206.5	198.1	214.1

		227.8	222.7	238.3

Current assets
Stocks		520.1	503.9	555.5
Debtors (see note below)		310.7	327.5	380.7
Cash at bank and in hand		23.5	55.8	66.5

		854.3	887.2	1,002.7

Creditors: amounts falling due within one year		(221.6)	(444.9)	(320.5)
Bank loans and overdrafts		(30.4)	(277.7)	(38.8)
Other		(191.2)	(167.2)	(281.7)
Net current assets (see note below)		632.7	442.3	682.2

Total assets less current liabilities		860.5	665.0	920.5

Creditors: amounts falling due after more than one year		(193.1)	(58.7)	(224.6)
Bank loans		(179.0)	(50.8)	(208.5)
Other		(14.1)	(7.9)	(16.1)

Deferred tax		(8.9)	(1.9)	(9.2)
Provisions for liabilities and charges		(6.4)	(6.9)	(7.0)

Total net assets		652.1	597.5	679.7

Capital and reserves – equity
Called up share capital		8.6	8.5	8.6
Reserves		643.5	589.0	671.1

Shareholders’ funds	8	652.1	597.5	679.7

Note: Debtors and net current assets include amounts recoverable after more than one year of £19.1m (28 July 2001: £19.1m, 2 February 2002: £19.1m).

Unaudited consolidated statement of total recognised gains and losses for the periods ended 3 August 2002

	13 weeks ended 3 August 2002	13 weeks ended 28 July 2001	26 weeks ended 3 August 2002	26 weeks ended 28 July 2001	53 weeks ended 2 February 2002

	£m	£m	£m	£m	£m

Profit for the financial period	15.2	14.6	30.6	26.3	119.7
Adjustment to property revaluation	-	-	-	-	2.1
Translation differences (2 February 2002: net of £0.5m tax charge)	(35.0)	(0.4)	(55.7)	7.1	28.0

Total recognised gains and losses relating to the period	(19.8)	14.2	(25.1)	33.4	149.8

(1)	The Group adopted FRS 19 – ‘Deferred Tax’ during the year ended 2 February 2002. This led to an additional provision for deferred tax of £6.2m, which was accounted for as a prior year adjustment charged directly to shareholders’ funds. There was no material effect on the profit and loss account for the year ended 2 February 2002.

SIGNET GROUP plc

Unaudited consolidated cash flow statement
for the periods ended 3 August 2002

	13 weeks ended 3 August 2002	13 weeks ended 28 July 2001	26 weeks ended 3 August 2002	26 weeks ended 28 July 2001	53 weeks ended 2 February 2002

	£m	£m	£m	£m	£m

Net cash inflow from operating activities	30.8	43.9	79.1	58.5	188.0
Net cash outflow from returns on investments and Servicing of finance	(4.7)	(4.9)	(9.0)	(10.2)	(17.9)
Taxation	(13.8)	(11.9)	(33.5)	(37.7)	(57.9)
Net cash outflow for capital expenditure and Financial investment	(12.2)	(15.1)	(24.3)	(27.8)	(60.7)
Equity dividends paid	(25.6)	(22.8)	(25.6)	(22.8)	(27.7)

Cash (outflow)/inflow before use of liquid resources and financing	(25.5)	(10.8)	(13.3)	(40.0)	23.8

Management of liquid resources – decrease/(increase) in bank deposits	38.0	(4.6)	47.0	(15.7)	(27.9)
Cash (outflow)/inflow from financing	(8.7)	15.2	(8.4)	59.0	(7.6)

Increase/(decrease) in cash in the period	3.8	(0.2)	25.3	3.3	(11.7)

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash in the period	3.8	(0.2)	25.3	3.3	(11.7)
Cash outflow/(inflow) from decrease/(increase) in debt	8.8	(13.6)	11.1	(55.4)	16.5
Cash (inflow)/outflow from (decrease)/increase in liquid Resources	(38.0)	4.6	(47.0)	15.7	27.9

Change in net debt resulting from cash flows	(25.4)	(9.2)	(10.6)	(36.4)	32.7
Translation difference	12.3	(4.9)	18.6	(7.2)	(5.3)

Movement in net debt in the period	(13.1)	(14.1)	8.0	(43.6)	27.4
Opening net debt	(180.6)	(258.6)	(201.7)	(229.1)	(229.1)

Closing net debt	(193.7)	(272.7)	(193.7)	(272.7)	(201.7)

Reconciliation of operating profit to operating cash flow

Operating profit	28.0	27.1	56.5	50.1	200.7
Depreciation and amortisation charges	8.7	8.1	18.0	15.4	34.7
Decrease/(increase) in stocks	8.2	27.7	(5.9)	18.4	(30.0)
Decrease/(increase) in debtors	9.2	14.0	40.0	48.7	(2.2)
Decrease in creditors	(22.9)	(32.7)	(28.9)	(73.8)	(15.1)
Decrease in other provisions	(0.4)	(0.3)	(0.6)	(0.3)	(0.1)

Net cash inflow from operating activities	30.8	43.9	79.1	58.5	188.0

SIGNET GROUP plc

Notes to the unaudited interim financial results
for the periods ended 3 August 2002

1.	Basis of preparation

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the 53 weeks ended 2 February 2002. The comparative figures for the 53 weeks ended 2 February 2002 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors under Section 235 of the Companies Act 1985 and have been delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2.	Sales
Sales represent net sales to customers outside the Group, exclusive of value added and sales taxes.

3.	Segmental information
	13 weeks ended 3 August 2002	13 weeks ended 28 July 2001	26 weeks ended 3 August 2002	26 weeks ended 28 July 2001	53 weeks ended 2 February 2002

	£m	£m	£m	£m	£m

Sales by origin and destination
UK, Channel Islands & Republic of Ireland	96.2	86.4	183.7	166.8	452.1
US	231.8	230.8	499.1	462.9	1,126.0

	328.0	317.2	682.8	629.7	1,578.1

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
– Trading	5.0	4.0	7.4	4.7	60.7
– Group central costs	(1.3)	(1.3)	(2.7)	(2.7)	(5.1)

	3.7	2.7	4.7	2.0	55.6
US	24.3	24.4	51.8	48.1	145.1

	28.0	27.1	56.5	50.1	200.7

The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts.

SIGNET GROUP plc

Notes to the unaudited interim financial results
for the periods ended 3 August 2002

4.

Taxation

The net taxation charges in the profit and loss account for the 13 weeks and 26 weeks to 3 August 2002 have been based on the anticipated effective taxation rate for the 52 weeks ending 1 February 2003.

5.	Translation differences The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:
	3 August 2002	28 July 2001	2 February 2002

Profit and loss account (average rate)	1.46	1.43	1.44
Balance sheet (closing rate)	1.57	1.43	1.42

The effect of restating the balance sheet at 28 July 2001 to the exchange rates ruling at 3 August 2002 would be to decrease net debt by £24.3m to £248.4m. Restating the profit and loss account would decrease the operating profit for the 26 weeks ended 28 July 2001 by £1.0m to £49.1m and the profit before taxation for the 26 weeks ended 28 July 2001 by £0.8m to £39.4m.

6.	Dividend The dividend of 0.310p per ordinary share will be paid on 8 November 2002 to shareholders on the register of members at close of business on 11 October 2002.

7.	Earnings per share
		13 weeks ended 3 August 2002		13 weeks ended 28 July 2001		26 weeks ended 3 August 2002		26 weeks ended 28 July 2001		53 weeks ended 2 February 2002

		£m		£m		£m		£m		£m

	Profit attributable to ordinary shareholders	15.2		14.6		30.6		26.3		119.7

	Weighted average number of ordinary shares in issue (m)	1,711.3		1,690.3		1,709.6		1,686.7		1,690.2
	Dilutive effect of share options (m)	18.4		21.8		19.4		19.6		12.5

	Diluted weighted average ordinary shares (m)	1,729.7		1,712.1		1,729.0		1,706.3		1,702.7

	Earnings per 0.5p ordinary share – basic	0.9	p	0.9	p	1.8	p	1.6	p	7.1	p
	Earnings per 0.5p ordinary share – diluted	0.9	p	0.8	p	1.8	p	1.5	p	7.0	p

	The number of 0.5p ordinary shares in issue at 3 August 2002 was 1,711,344,751 (28 July 2001: 1,695,476,535 shares; 2 February 2002: 1,706,007,484 shares).

SIGNET GROUP plc

Notes to the unaudited interim financial results
for the periods ended 3 August 2002

8.	Changes in shareholders’ equity
	Ordinary share capital	Deferred share capital	Share premium account	Revaluation reserve	Special reserves	Profit and loss account	Total

	£m	£m	£m	£m	£m	£m	£m

Balance at 2 February 2002	8.5	0.1	48.3	3.0	38.3	581.5	679.7
Retained profit	-	-	-	-	-	25.3	25.3
Share options exercised	0.1	-	2.7	-	-	-	2.8
Redemption of deferred share capital	-	(0.1)	-	-	-	0.1	-
Translation differences	-	-	-	-	45.1	(100.8)	(55.7)

Balance at 3 August 2002	8.6	-	51.0	3.0	83.4	506.1	652.1

SIGNET GROUP plc

Independent review report by KPMG Audit Plc to Signet Group plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 5 to 10 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of Interim Financial Information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 13 weeks and 26 weeks ended 3 August 2002.

KPMG Audit Plc

Chartered Accountants London

4 September 2002

SIGNET GROUP plc

Reconciliation of UK GAAP to US GAAP
for the periods ended 3 August 2002

Details of the estimated effect on the Group’s consolidated profit and shareholders’ funds of the differences between UK GAAP and US GAAP are as follows:

Estimated effect on profit for the financial periods of differences between UK and US GAAP

	13 weeks ended 3 August 2002		13 weeks ended 28 July 2001		26 weeks ended 3 August 2002		26 weeks ended 28 July 2001		53 weeks ended 2 February 2002

	£m		£m		£m		£m		£m

Profit for the financial period in accordance with UK GAAP	15.2		14.6		30.6		26.3		119.7
US GAAP adjustments:
Goodwill amortisation and write off	0.3		(2.8)		0.6		(6.1)		(13.4)
Sale and leaseback transactions	0.2		0.3		0.4		0.6		0.7
Extended service plan revenues	(0.5)		(0.8)		(1.0)		(0.7)		(2.0)
Pensions	(0.1)		1.0		(0.2)		2.0		(0.3)
Depreciation of properties	–		–		–		–		0.2
Stock compensation	2.6		(0.2)		1.2		(0.5)		(2.2)

US GAAP adjustments before taxation	2.5		(2.5)		1.0		(4.7)		(17.0)
Taxation	(0.2)		(0.1)		(0.2)		(0.5)		(1.0)

US GAAP adjustments after taxation	2.3		(2.6)		0.8		(5.2)		(18.0)

Net income attributable to ordinary shareholders in accordance with US GAAP	17.5		12.0		31.4		21.1		101.7
Income per ADS in accordance with US GAAP:
– basic	30.7	p	21.3	p	55.1	p	37.5	p	180.5	p
– diluted	30.4	p	21.0	p	54.5	p	37.0	p	179.2	p

Weighted average number of ADS outstanding (m)
– basic	57.0		56.3		57.0		56.2		56.3
– diluted	57.7		57.1		57.6		57.0		56.8

Estimated cumulative effect on shareholders’ funds of differences between UK and US GAAP

	3 August 2002	28 July 2001	2 February 2002

	£m	£m	£m

Shareholders’ funds in accordance with UK GAAP (as restated)	652.1	597.5	679.7
US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	549.5	590.3	594.7
Adjustment to goodwill	(67.4)	(74.2)	(74.7)
Accumulated goodwill amortisation	(168.3)	(172.3)	(181.8)
Sale and leaseback transactions	(10.1)	(10.7)	(10.5)
Extended service plan revenues	(14.8)	(13.9)	(15.3)
Pensions	8.9	11.4	9.1
Depreciation of properties	(2.7)	(2.9)	(2.7)
Revaluation of properties	(3.0)	(0.9)	(3.0)
Dividends	5.3	4.9	25.6

US GAAP adjustments before taxation	297.4	331.7	341.4
Taxation	5.2	4.6	5.8

US GAAP adjustments after taxation	302.6	336.3	347.2
Shareholders’ funds in accordance with US GAAP	954.7	933.8	1,026.9

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

By:		/s/ Walker Boyd

	Name:	Walker Boyd
	Title:	Group Finance Director

     Date: September 4, 2002